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                              Bingham McCutchen LLP
                               150 Federal Street
                                Boston, MA 02110

December 21, 2005

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, NE
Washington, D.C.  20549
    Attn.: Mrs. Patricia Williams

        Re:     Green Century Funds
                File Nos. 33-41692 and 811-06351

Dear Mrs. Williams:

        This letter is in response to comments we received from you on December 12, 2005 regarding the preliminary letter to shareholders, overview of proxy statement, notice of special meeting, proxy statement, exhibits and proxy card (collectively, the "Proxy Statement") filed by Green Century Funds (the "Registrant") with respect to its series, Green Century Balanced Fund (the "Balanced Fund") and Green Century Equity Fund (the "Equity Fund" and collectively with the Balanced Fund, "the Funds") with the Securities and Exchange Commission (the "Commission").

        Below are the Staff's comments regarding the Proxy Statement and the Registrant's responses thereto:

A. Proposal 2. Approval of New Investment Subadvisory Agreement for the Balanced Fund

Comment: The Staff notes that the description of the subadvisory fee payable to Adams Harkness Asset Management by the Balanced Fund under the subadvisory agreement that was terminated on November 27, 2005 does not indicate a "null zone" in which the fee does not increase or decrease as a result of any positive or negative changes in the Fund's performance.

Response:   The Balanced Fund paid to Adams Harkness Asset Management a base fee equal on an annual basis to 0.40% of the value of the average daily net assets of the Fund. As described in the Proxy Statement, the Base Fee did not increase or decrease unless the Balanced Fund's total return differed from the total return of the Lipper Directors'
            Analytical Data Balanced Fund Average (the "Index Total Return") by positive or negative 1.00%. In order to clarify the null zone in the subadvisory fee payable to Adams Harkness Asset Management, the Registrant has added the description: "Base Fee" to the line in the table with respect to the fee of 0.40% payable if the Fund's total return differed from the Index Total Return by negative 0.99% to positive 0.99%.

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U.S. Securities and Exchange Commission
December 21, 2005
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B. Proposal 3. Approval of New Declaration of Trust for the Funds

1.Comment:  The Staff requests that the following proposed changes to the
            Declaration of the Trust for the Funds be presented as separate proposals:

               i. Reorganization of the Trust or any Fund or any Class of Shares
               ii. Future Amendments
               iii. Investment in Other Investment Companies
               iv. Redemption
               v. Dollar-Weighted Voting
               vi. Other Changes

  Response: The Registrant has revised the proxy statement to present the above-described proposed changes to the Declaration of Trust for the Funds as separate proposals.

2.Comment:  The Staff asked that the Registrant provide additional disclosure about the circumstances in which the Trustees may seek to specify additional conditions to the redemption of shares, consistent with the Investment Company Act of 1940, as amended (the "1940 Act").

  Response: The Registrant has added additional disclosure about the circumstances in which the Trustees may impose additional conditions to the redemption of shares, consistent with the 1940 Act.

3.Comment:  The Staff requests that the section of the Proxy
            Statement discussing classes of shares, which explains that the proposal clarifies that the Trustees can divide shares of the Registrant or any Fund into one or more classes, include an explanation as to how the proposed new provisions compare to existing provisions in the existing Declaration of Trust.

  Response: The Registrant has added that the existing Declaration of Trust did not specifically address the Trustees' authority to establish classes of shares.

4.Comment:  Paragraph Number 1 of the "Other Changes" section of the Proxy Statement explains that the new Declaration of Trust would permit the Funds to enter into and amend investment advisory and subadvisory agreements without shareholder approval if permitted by applicable law. The Staff requests that the Registrant provide additional disclosure regarding the impact of this proposed change on shareholders.

  Response: The Registrant has added the requested disclosure.

5.Comment:  Paragraph Number 4 of the "Other Changes" section of the Proxy Statement explains that the new Declaration of Trust would permit the Trustees to invest Fund assets in all types of investments, including derivatives. The Staff requests that the Registrant provide risk disclosure regarding investments in derivatives.

  Response: The Registrant has made the requested disclosure.

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6.Comment:  The Staff requests that the Registrant discuss why the Board approved the proposed changes to the Declaration of Trust discussed in Paragraph Numbers 3, 16, 17, 18 and 20 of the "Other Changes" section of the Proxy Statement.

  Response: The Registrant has added the requested disclosure.

7.Comment:  The Staff requests that the Registrant discuss why the
            Board approved the proposed changes to the Declaration of Trust discussed in Paragraph Number 19 of the "Other Changes" section of the Proxy Statement, which would provide that shareholders may not bring suit on behalf of a Fund or the Registrant without first requesting that the Trustees bring such suit, and that shareholders will not be entitled to participate in a derivative or class action on behalf of any Fund or the shareholders of any other Fund, and vice versa.

  Response: The Registrant notes that the discussion in Paragraph Number 19 of the "Other Changes" section of the Proxy Statement currently specifies that:

            "The effect of these changes may be to discourage suits brought by shareholders. Given that the Trustees have a fiduciary obligation to act on your behalf and in your best interests when evaluating whether to bring a suit on your behalf, the Trustees believe that the changes may only discourage frivolous suits that would cause the Funds to incur unnecessary costs."

            The Registrant respectfully submits that the current disclosure adequately explains why the Board approved the proposed change to the Declaration of Trust and that no additional discussion of the Board's reasoning is necessary.

C.Proposal Numbers 4 and 5: Approval of Changes to and the Elimination of
  Certain Fundamental Investment Policies for the Balanced Fund and the Equity Fund

1.Comment:  Proposal D. - Real Estate and Commodities. The Registrant proposes that the fundamental investment policy for each Fund regarding commodities or commodity contracts be separated from the fundamental investment policy regarding investment in real estate and real estate limited partnerships. The Staff notes that the proposed policy regarding commodities and commodity contracts would provide that the restriction does not apply to investments in futures contracts or options on futures contracts. The Staff requests that the Registrant provide risk disclosure regarding investments in futures and options.

  Response: The Registrant has added the requested disclosure.

2.Comment:  Proposal F. - Issuance of Senior Securities. The
            Registrant proposes that the fundamental investment policy concerning the issuance of senior securities be revised to state that the Balanced Fund and Equity Fund may not issue senior securities if such issuance is specifically prohibited by the 1940 Act. The Staff contends that since the Funds do not issue senior securities, the statement in the discussion of this proposal that "minor technical changes are proposed to be made to the Equity Fund's existing fundamental policy regarding the issuance of senior securities that are not expected to have a material effect on the operations or management of the Equity Fund" is misleading.

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U.S. Securities and Exchange Commission
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  Response: The Registrant has deleted the statement that "minor technical changes are proposed to be made to the Equity Fund's existing fundamental policy regarding the issuance of senior securities that are not expected to have a material effect on the operations or management of the Equity Fund" and revised the disclosure to describe the changes proposed in more detail.

3.Comment:  Proposal H. - Concentration. The Registrant proposes that the fundamental investment policy of each Fund restricting concentration in any one industry be amended to clarify that all or any portion of the assets of each Fund may be invested in one or more investment companies. The Staff notes that the Equity Fund is a feeder fund that invests all of its assets in a master fund, and requests that the Registrant explain how the Equity Fund looks through to the investments of the master fund for purposes of determining industry concentration.

  Response: The Registrant has revised the disclosure to clarify that the proposed concentration policy for the Equity Fund will be the same as the concentration policy currently in place for the master fund in which the Equity Fund invests.

4.Comment:  Proposal K. - Diversification. The Registrant proposes that the fundamental investment policy that restricts the Equity Fund, with respect to 75% of its assets, from investing more than 5% of its assets in any one company be eliminated, and replaced with two non-fundamental policies. The Staff requests that the Registrant explain in its response to the Staff how the proposed change from a fundamental to a non-fundamental policy is consistent with Section 13a-1 of the 1940 Act, which provides that a registered investment company may not change its subclassification from a diversified to a non-diversified company unless authorized by shareholder vote.

  Response: As a diversified investment company, each Fund must comply with the diversification requirements of the 1940 Act unless it changes its classification to non-diversified. The Registrant is not changing the status of either Fund as a diversified company without shareholder approval. Each Fund remains subject to Section 13a-1 of the 1940 Act (which requires a Fund to obtain the approval of shareholders to change its subclassification from a diversified to a non-diversified company). The proposed change of the Funds' fundamental policy regarding diversification to a non-fundamental policy does not mean that the Funds do not still need to comply with
            Section 13a-1.

D. Part 4. Discussion of Annual Report

Comment: The discussion of the availability of the Funds' Annual Report is placed at the end of the proxy statement. The Proxy Rules require that the discussion of the availability of the Funds' Annual Report be placed in a prominent position in the proxy statement. The Staff interprets this requirement to mean that the discussion of the availability of the Funds' Annual Report must be placed near the front of the proxy statement, and requests that the Registrant place the discussion of the availability of the Funds' Annual Report near the front of the proxy statement.

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U.S. Securities and Exchange Commission
December 21, 2005
Page 5

Response:   The Registrant has moved the discussion of the availability of the Funds' Annual Report to the first page of the Proxy
            Statement, immediately after the Overview of Proxy Statement and Notice of Special Meeting.

                                   * * * * * *

        We hope that this letter addresses your comments with respect to the Registrant's preliminary Proxy Statement. Please note that attached is a letter from the Registrant to the Commission that includes certain "Tandy" acknowledgments. If you should have any further questions, please do not hesitate to contact me at 617-951-8760.

                                        Sincerely,

                                        /s/ Toby R. Serkin
                                        Toby R. Serkin